Eaton Vance Management

Two International Place

Boston, MA  02110

(617)482-8260

www.eatonvance.com

June 1, 2016

VIA EDGAR CORRESPONDENCE

Megan Miller

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Eaton Vance Floating-Rate Income Plus Fund (File No. 811-22821); Eaton Vance Growth Trust, on behalf of its series Parametric Balanced Risk Fund (File No. 811-01241); Eaton Vance Mutual Funds Trust, on behalf of its series Eaton Vance Currency Income Advantage Fund, Eaton Vance Short Duration High Income Fund and Parametric Emerging Markets Core Fund (File No. 811-04015); and Eaton Vance Series Fund, Inc. on behalf of its series Eaton Vance Emerging Markets Debt Opportunities Fund (File No. 811-22714) (the “Registrants”)

Dear Ms. Miller:

This letter is in response to the comments you provided telephonically to the undersigned on May 2, 2016 with respect to the shareholder reports and Forms N-CSR and N-SAR filed by the Registrants as listed on Schedule A. The comments and Registrants’ responses thereto are set forth below. References to sections of shareholder reports and Form N-CSR are from the documents specified on Schedule A except as otherwise indicated. Changes referenced in responses below will be incorporated into shareholder reports or applicable regulatory filings as noted below for periods ending April 30, 2016 and thereafter.

N-SAR

1.

With respect to the N-SAR filing for the period ended October 31, 2015 by Eaton Vance Mutual Funds Trust, please explain why Item 63 is 0.00.

Response:  Each of Eaton Vance Currency Income Advantage Fund and Eaton Vance Short Duration High Income Fund operates as a feeder fund in a master-feeder arrangement, investing substantially all of its assets in a separate registered investment company with the same investment objective and policies as the Fund (each a “Portfolio”).  Neither Fund currently invests directly in securities at the Fund level.  Accordingly, the dollar-weighted average portfolio maturity is calculated at the Portfolio level and disclosed in Item 63 of each Portfolio’s N-SAR filing.  The table below sets forth the Portfolio filing information and portfolio maturity for the period ended October 31, 2015:

U.S. Securities and Exchange Commission

June 1, 2016

Portfolio	Feeder Fund	Filing and Date	Portfolio Item 63 Response
Currency Income Advantage Portfolio	Eaton Vance Currency Income Advantage Fund	N-SAR filed 12/29/15	1.2 years
Short Duration High Income Portfolio	Eaton Vance Short Duration High Income Fund	N-SAR filed 12/29/15	1.6 years

EDGAR

2.

Parametric Balanced Risk Fund liquidated on August 28, 2015.  Please update EDGAR to indicate the series is inactive.

Response:  EDGAR will be updated to reflect Parametric Balanced Risk Fund’s status as inactive upon completion of the last required filing.

N-CSR

3.

It is noted that Management’s Discussion of Fund Performance (“MDFP”) for certain Registrants or series thereof includes expense ratios from the applicable prospectus.  Please consider referring the reader to the Financial Highlights for more current expense information.  See also AICPA Investment Companies Expert Panel December 9, 2008 Meeting Highlights.

Response:  A footnote to the performance section of the MDFP will refer the reader to the Financial Highlights for more current expense information in future filings.

4.

Certain Registrants or series thereof invest in payment-in-kind (“PIK”) bonds.  Please disclose the cash portion of the coupon rate separately from the in-kind portion in future filings.

Response:    Registrants disclose the current coupon rate for PIK securities with parenthetical disclosure of the cash portion separate from the PIK portion of the coupon rate when such information is applicable and available.

5.

Certain Registrants or series thereof have unfunded commitments outstanding at the report date.  Please include disclosure as required by Article 6-04.15 of Regulation S-X in future filings.

Response:  Certain Registrants may invest in bank loans, all or a portion of which may not be funded immediately but for which the Registrant is obligated to fund at the borrower’s discretion.  These unfunded bank loan commitments meet the definition of a security under the Investment Company Act of 1940, as amended (“1940 Act”) and are included in the Portfolio of Investments (“POI”) at market value reflecting the funded portion of the loan.  They are also shown at cost as a contra asset to arrive at net investments.  They are not commitments defined under ASC 940-10-50-1-3: “Commitments” that would require disclosure under paragraph 15 of Section 6.04 of Regulation S-X.

U.S. Securities and Exchange Commission

June 1, 2016

6.

The Notes to Financial Statements and Prospectus for Short Duration High Income Portfolio (“SD Portfolio”) indicate that it is non-diversified.  Please confirm that SD Portfolio and its feeder fund, Eaton Vance Short Duration High Income Fund (“SD Fund”), are operating as non-diversified.  If not, please confirm to the Staff that the SD Fund will obtain shareholder approval if it changes back to non-diversified after operating as diversified for a period of more than three years.

Response:  SD Portfolio and SD Fund are currently operating as diversified.  SD Fund commenced operations on November 1, 2013 and has not completed three years of operations.  If SD Fund operates as a diversified company for more than three years, SD Fund affirms that it will not operate as a non-diversified company without the prior approval of shareholders.

7.

The N-CSR filing for the period ended July 31, 2015 for Eaton Vance Emerging Markets Debt Opportunities Fund (“EMD Fund”) indicates that the EMD Fund invested in reverse repurchase agreements as of the end of the reporting period.  It is noted that the principal amount and value including accrued interest are the same when a negative interest rate is disclosed.  Please explain why amounts are the same when a negative interest rate is disclosed.  Please consider adding disclosure to the Notes to Financial Statements on negative interest rates on borrowings in future filings.

Response:  A negative interest rate on a reverse repurchase agreement indicates EMD Fund is receiving a fee for the use of a security by a counterparty, which results in interest income to the Fund.  The interest income is included as a receivable and not as an offset to a payable in the Statement of Assets and Liabilities, and thus is not shown as negative accrued interest in the table.  Additional disclosure will be added to the Notes to Financial Statements on negative interest rates on borrowings in future filings.

8.

Certain of the Registrants or series thereof had investments in affiliates noted in the POI, but the disclosure required by Article 12-14(b) of Regulation S-X is missing.  Please include such disclosure in future filings.

Response:  Management believes that the disclosure requirements of Article 12-14(b) are not applicable to short-term investments.  At the close of the period of each respective report, Registrants had investments in Eaton Vance Cash Reserves Fund, LLC, an affiliated investment company available to Eaton Vance portfolios and funds, which invests in high quality, U.S. dollar denominated money market instruments.  Investments in Eaton Vance Cash Reserves Fund, LLC are primarily for short-term purposes to sweep cash overnight.  As the purpose of this sweep is short-term in nature, Registrants believe the current disclosures presented in the various sections of the financial statements sufficiently address these investments in affiliates and additional disclosures relating to purchases and sales of sweep investments under Article 12-14(b) may not be qualitatively material to readers of the financial statements.  Specifically, Registrants note the following information is contained in other areas of the shareholder report: name of affiliated investment, principal amount/interest held at close of period and market value of affiliated investment are included in the POI; and income and gain/loss from affiliated investment are included in the Statement of Operations.  Registrants include the table contained in Article 12-14(b) of Regulation S-X for long-term investments in affiliates.

9.

It appears from a review of the certifications included in certain N-CSR filings for the Registrants that the certifications are being signed before the date of the audit report.  Please confirm that the officers are comfortable certifying the financial statements when the audits do not appear to have been completed as of the certification date.

U.S. Securities and Exchange Commission

June 1, 2016

Response:  Management has established a process related to the certifications to ensure that proper review procedures over the shareholder reports have been performed and, in the case of audited financial statements, status updates from the auditors are obtained prior to the certification date.  The officer certifications would be updated should a matter be identified by the auditors after the certification date and prior to the audit opinion date that would have a material impact on the financial statements. The certifying officers are comfortable providing their certification in reliance on this process.

10.

It is noted that the N-CSR filing for the period ended July 31, 2015 for EMD Fund does not include amounts payable to trustees in accordance with Article 6-04.12 of Regulation S-X.  Please confirm there were no amounts payable that should have been stated separately.

Response:  EMD Fund confirms that there were no trustee payables as of July 31, 2015.

11.

Are any expense waivers subject to recoupment?  If so, please ensure the terms are stated in the Notes to Financial Statements and confirm that the recoupment is limited to a three-year term.  If not, consider stating that fees are not subject to recoupment in the Notes to Financial Statements in future filings.

Response:  Registrants do not believe that further disclosure is required as fees waived and/or expenses reimbursed under the expense reimbursement arrangements are only recoverable by the investment adviser or its affiliates in the current fiscal year.  As disclosed in the Prospectus for each applicable Registrant or series thereof, amounts reimbursed may be recouped by the investment adviser and/or its affiliates during the same fiscal year to the extent actual expenses are less than the contractual expense cap during such year.

12.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946-230-55-1 states that the information regarding non-cash investing and financing activities such as reinvestment of dividends and distributions should be disclosed.  Please update in future filings as applicable.

Response:  Registrants note there were no reinvestments of dividends or distributions to disclose during the reporting periods under review.  To the extent there are non-cash investing and financing activities requiring disclosure, Registrants would include such disclosure on the Statement of Cash Flows.

13.

Please explain why amortization of deferred offering costs in connection with preferred shares and notes payable are considered as operating activities as opposed to financing activities in the Statement of Cash Flows.

Response:  Offering costs incurred by Eaton Vance Floating-Rate Income Plus Fund in connection with the issuance of preferred shares were capitalized as deferred offering costs and are being amortized over a period of three years to the mandatory redemption date of such preferred shares.  The payment of deferred offering costs during the Fund’s first year of operations was included on the Fund’s Statement of Cash Flows as a financing activity.  In subsequent years, the amortization of such costs is included as a component of net investment income and thus is an adjustment to the net increase in net assets from operations to arrive at cash flow from operating activities.

U.S. Securities and Exchange Commission

June 1, 2016

14.

Please confirm if the Registrants and series thereof that were reviewed by the Staff executed any trades pursuant to Rule 17a-7 under the 1940 Act.  If so and such transactions were not disclosed pursuant to FASB ASC 850-10-50 and the requirements outlined therein, please explain to the Staff the reason why such disclosure was not included.  In addition, please confirm all such transactions were performed in accordance with Rule 17a-7, including appropriate oversight of the program by the Registrants’ Boards of Trustees.

Response:  Trades pursuant to Rule 17a-7 are identified for each Registrant in connection with each reporting cycle.  For Eaton Vance Currency Income Advantage Fund, Eaton Vance Floating-Rate Income Plus Fund, Eaton Vance Short Duration High Income Fund and Parametric Emerging Markets Core Fund, there were no such transactions during the reporting periods under review.  For the remaining Registrant, such transactions were below the established materiality thresholds for reporting purposes.  Management believes this practice is consistent with FASB ASC 850-10-50, which requires that financial statements include disclosures of material related party transactions.  Registrants confirm that all such transactions were performed in accordance with Rule 17a-7, including appropriate review of such transactions by the Registrants’ Board of Trustees.

15.

In accordance with Instruction 4(f) to Item 24 of Form N-2, every annual report to shareholders should contain a statement that the Statement of Additional Information (“SAI”) includes additional information about trustees of the registrant and is available, without charge, upon request, and a toll-free (or collect) telephone number for shareholders to call to request the SAI.  Please ensure this information is included in future filings.

Response:  Eaton Vance Floating-Rate Income Plus Fund does not include the above-referenced statement about its SAI in reports because the Fund’s shares are not continuously offered and its SAI is not updated after completion of its offering and therefore may have become outdated.  In lieu of updating its registration statement (including the SAI), the Fund includes in its annual report to shareholders the information required by Rule 8b-16(b) of the 1940 Act.

Tandy Representation:

Each Registrant acknowledges that:

•

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•

the Registrant may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8064.

Very truly yours,

/s/ Velvet R. Regan

Velvet R. Regan, Esq.

Vice President

U.S. Securities and Exchange Commission

June 1, 2016

Schedule A

May 31, 2015 Financial Statements
811-22821	Eaton Vance Floating-Rate Income Plus Fund	Form N-CSR filed 7/29/15

July 31, 2015 Financial Statements
811-22714	Eaton Vance Series Fund, Inc.	Form N-CSR filed 9/24/15
Eaton Vance Emerging Markets Debt Opportunities Fund

August 31, 2015 Financial Statements
811-04015	Eaton Vance Mutual Funds Trust	Form N-CSR filed 10/27/15
Parametric Emerging Markets Core Fund

October 31, 2015 Financial Statements
811-04015	Eaton Vance Mutual Funds Trust	Form N-SAR filed 12/30/15
811-04015	Eaton Vance Mutual Funds Trust	Form N-CSR filed 12/28/15
Eaton Vance Currency Income Advantage Fund
Eaton Vance Short Duration High Income Fund